Richard H. Kreger

RHK Capital

Advisory Group Equity Services, Ltd.

276 Post Road West

Westport, CT 06880

February 12, 2019

VIA EDGAR CORRESPONDENCE

John Dana Brown

Sonia Bednarowski

Office of Transportation and Leisure

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Giggles N’ Hugs Inc.
Registration Statement on Form S-1
Filed September 1, 2017 and amended January 9, 2018, February 6, 2018 and February 8, 2018
File No. 333-220302

Dear Mr. Brown and Ms. Bednarowski:

At your request, Advisory Group Equity Services, Ltd dba RHK Capital, as Maker-Dealer in the offering to which the above referenced Registration Statement refers, hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m., Eastern time, on Monday, February 12, 2018, or as soon thereafter as practicable.

Advisory Group Equity Services, Ltd dba RHK Capital acknowledges and confirms that it has not delivered any preliminary prospectus to its register representatives nor its clients nor shareholders of Giggles N’ Hugs. Advisory Group Equity Services, Ltd dba RHK Capital shall comply with rule 15c2-8 prospectus delivery requirements.

Regards,

Advisory Group Equity Services, Ltd dba RHK Capital

/s/ Richard H. Kreger
Richard H. Kreger, Managing Director